UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                     PATRIOT TRANSPORTATION HOLDING, INC.
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                              (Name of Issuer)

                   Common Stock, par value $0.10 per share
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                       (Title of Class of Securities)

                                  70338W105
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                               (CUSIP Number)

                             Daniel B. Nunn, Jr.
                               Nelson Mullins
                      50 North Laura Street, 41st Floor
                           Jacksonville, FL 32202
                               (904) 665-3601
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              February 7, 2017
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                               Schedule 13D/A

CUSIP No. 70338W105
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         1.       Name of Reporting Person
                  Edward L. Baker and Thompson S. Baker II, as trustees for the separate trust for Edward L. Baker created under the Cynthia L. Baker Trust U/A/D April 30, 1965.
                  ------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a)         [X]
                              ------------------------------------------------
                  (b)         [ ]
                              ------------------------------------------------
         3.       SEC Use Only
                  ------------------------------------------------------------
         4.       Source of Funds
                  OO
                  ------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
                  ------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  Florida
                  ------------------------------------------------------------

            Number of          7.  141,158          Sole Voting Power
             Shares                                 --------------------------
          Beneficially         8.  0                Shared Voting Power
            Owned by                                --------------------------
              Each             9.  141,158          Sole Dispositive Power
           Reporting                                --------------------------
          Person With         10.  0                Shared Dispositive Power
                                                    --------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  141,158
                  ------------------------------------------------------------
        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]
                  ------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)
                  4.27%
                  ------------------------------------------------------------
        14.       Type of Reporting Person
                  I
                  ------------------------------------------------------------






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                             Schedule 13D/A

CUSIP No. 70338W105
------------------------------------------------------------------------------
         1.       Name of Reporting Person
                  Edward L. Baker
                  ------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a)         [X]
                              ------------------------------------------------
                  (b)         [ ]
                              ------------------------------------------------
         3.       SEC Use Only
                  ------------------------------------------------------------
         4.       Source of Funds
                  OO
                  ------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
                  ------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  Florida
                  ------------------------------------------------------------

            Number of          7.   29,584          Sole Voting Power
             Shares                                 --------------------------
          Beneficially         8.  141,158          Shared Voting Power
            Owned by                                --------------------------
              Each             9.   29,584          Sole Dispositive Power
           Reporting                                --------------------------
          Person With         10.  141,158          Shared Dispositive Power
                                                    --------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  170,982
                  ------------------------------------------------------------
        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [X]
                  ------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)
                  5.16%
                  ------------------------------------------------------------
        14.       Type of Reporting Person
                  I
                  ------------------------------------------------------------






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                             Schedule 13D/A

CUSIP No. 70338W105
------------------------------------------------------------------------------
         1.       Name of Reporting Person
                  Thompson S. Baker II
                  ------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group
                  (a)         [X]
                              ------------------------------------------------
                  (b)         [ ]
                              ------------------------------------------------
         3.       SEC Use Only
                  ------------------------------------------------------------
         4.       Source of Funds
                  OO
                  ------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
                  ------------------------------------------------------------
         6.       Citizenship or Place of Organization
                  Florida
                  ------------------------------------------------------------

            Number of          7.   33,921          Sole Voting Power
             Shares                                 --------------------------
          Beneficially         8.  143,597          Shared Voting Power
            Owned by                                --------------------------
              Each             9.   33,921          Sole Dispositive Power
           Reporting                                --------------------------
          Person With         10.  143,597          Shared Dispositive Power
                                                    --------------------------

        11.       Aggregate Amount Beneficially Owned by Each Reporting Person
                  185,942
                  ------------------------------------------------------------
        12.       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [X]
                  ------------------------------------------------------------
        13.       Percent of Class Represented by Amount in Row (11)
                  5.62%
                  ------------------------------------------------------------
        14.       Type of Reporting Person
                  I
                  ------------------------------------------------------------

                            Explanatory Note

        This Amendment (this "Amendment") relates to the shares of common stock, par value $0.10 per share ("Common Stock"), issued by Patriot Transportation Holding, Inc. (the "Issuer"). This Amendment is being filed
(i) to correct clerical errors in the Schedule 13D filed by the Reporting Persons on February 9, 2015 (the "Original Filing"), specifically, as of the date of the Original Filing, (a) the ELB Trust's beneficial ownership and sole voting and dispositive power was understated by 67 shares of Common Stock; (b) Edward L. Baker's beneficial ownership and sole and dispositive voting power were overstated by 23,514 and 23,761 shares of Common Stock, respectively, and his shared voting and dispositive power were understated by 67 shares of Common Stock; and (c) Thompson S. Baker II's beneficial ownership and sole voting and dispositive power were overstated by 12,489 and 3,262 shares of Common Stock, respectively, and his shared voting and dispositive power were understated by 313 shares of Common Stock; and (ii) to amend Edward
L. Baker's ownership disclosed on the Original Filing following the transfer of 27,199 shares of Common Stock that Mr. Baker held as trustee to the beneficiary of the trust, pursuant to the trust documents. Ownership and voting and dispositive power reported in this Amendment reflect the ownership and voting and dispositive power of the Reporting Persons as of the date of this Amendment.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 is amended and restated in its entirety to read as follows:

        Except as provided below, the Reporting Persons acquired all shares of Common Stock reported in this Statement as a result of the spin-off of the Issuer by FRP Holdings, Inc. ("FRP") on February 7, 2017 (the "Spin-off"). FRP distributed, by way of a dividend, all of the shares of Common Stock of the Issuer to its shareholders of record on January 9, 2015 (the "Record Date"). Shareholders of FRP on the Record Date received one share of the Issuer's Common Stock for every three shares of FRP common stock held.

        Since the Spin-off, (i) Edward L. Baker has received a total of 5,378 shares of Common Stock in accordance with the issuer's director compensation policy (the "Director Grants"), and (ii) Thompson S. Baker II has received a total of 22,495 options to purchase Common Stock, which vest ratably over a five-year period (the "Employee Option Grants"), pursuant to the issuer's Equity Incentive Plan.

        Item 4. Purpose of Transaction

        Item 4 is amended and restated in its entirety to read as follows:

        The Reporting Persons acquired all shares of Common Stock reported in this Statement as a result of the Spin-off, the Director Grants and the Employee Option Grants and currently intend to hold such shares for investment purposes. Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals that relate to or would result in:

        (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;


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        (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
        (e) Any material change in the present capitalization or dividend policy of the Issuer;
        (f) Any other material change in the Issuer's business or corporate structure;
        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
        (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
        (j) Any action similar to any of those enumerated in items (a)-(i) above.

        The Reporting Persons intend to continuously review their investments in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the second paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to a course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

        Item 5 is amended and restated in its entirety to read as follows:

        (a) As of February 7, 2017, the Reporting Persons, as a group (as defined in section 13(d)(3) of the Securities Exchange Act) beneficially owned an aggregate of 215,526 shares of Common Stock, constituting 6.51% of the Common Stock outstanding.

        Edward L. Baker beneficially owned an aggregate of 170,982 shares, constituting 5.16% of the Common Stock outstanding. This calculation includes:
(i) 141,158 shares held by the ELB Trust, (ii) 1,373 shares that he holds directly; (iii) 28,211 shares held by his Living Trust; and (iv) 240 shares held by the Ann McDonald Baker Trust, of which Mr. Baker is a beneficiary.

        Thompson S. Baker II beneficially owned an aggregate of 185,942 shares, constituting 5.62% of the Common Stock outstanding. This calculation includes: (i) 141,158 shares held by the ELB Trust, as to which he disclaims beneficial ownership; (ii) 33,908 shares that he holds directly; (iii) 13 shares held in retirement accounts; (v) 7,691 shares issuable under options that are exercisable within 60 days of February 7, 2017; (v) 733 shares held by his wife, as to which he disclaims beneficial ownership; (vi) 2,199 shares held for the benefit of his minor children, as to which he disclaims beneficial ownership; and (vii) 240 shares held by the Ann McDonald Baker Trust, for which Mr. Baker serves as a trustee and of which Mr. Baker is a beneficiary.

        (b) As of February 7, 2017, the ELB Trust had sole voting and dispositive power with respect to 141,158 shares Common Stock and no shared dispositive power.

        Edward L. Baker had sole voting and dispositive power with respect to 29,584 shares of Common Stock, which includes the (i) 28,211 shares held in his Living Trust; and (ii) 1,373 shares that he holds directly. Mr. Baker had shared dispositive power with respect to the 141,158 shares of Common Stock held by the ELB Trust.

        Thompson S. Baker II has sole voting and dispositive power with respect to 33,921 shares of Common Stock, which includes: (i) 33,908 shares that he holds directly; and (ii) 13 shares held in retirement accounts.
Mr. Baker has shared dispositive power with respect to 143,597 shares of Common Stock, which includes: (i) 141,158 shares held by the ELB Trust;
(ii) 2,199 shares held in trust for the benefit of his minor children; and
(iii) 240 shares held by the Ann McDonald Baker Trust, for which Mr. Baker serves as a trustee and of which Mr. Baker is a beneficiary.

        (c) In the last sixty days, the following transaction was effected: Edward L. Baker was granted 1,849 shares of Common Stock in accordance with the issuer's director compensation policy.

        (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

         (e) Not applicable.






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                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2017


                                     /s/ Edward L. Baker
                                     -----------------------------------------
                                     Edward L. Baker


                                     /s/ Thompson S. Baker II
                                     -----------------------------------------
                                     Thompson S. Baker II


                                     /s/ Edward L. Baker, as trustee
                                     -----------------------------------------
                                     Edward L. Baker, as trustee


                                     /s/ Thompson S. Baker II, as trustee
                                     -----------------------------------------
                                     Thompson S. Baker II, as trustee

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